Exhibit (d)(5)

EGA Emerging Global Shares Trust

Fee Waiver Agreement

THIS AGREEMENT (the “Agreement”) is made by Emerging Global Advisors, LLC (the “Adviser”), investment adviser to the EGShares EM Strategic Opportunities ETF (the “Fund”), a series of EGA Emerging Global Shares Trust (the “Trust”), effective as of the 1st day of March, 2016.

WHEREAS, the Adviser has entered into an investment advisory agreement (“Advisory Agreement”) with the Trust pursuant to which the Adviser provides investment advice and management services to the Fund for which the Adviser is compensated based on the average daily net assets of the Fund; and

WHEREAS, the Adviser has determined to waive all or a portion of its management fee and assume certain expenses of the Fund.

NOW, THEREFORE, by execution of this Agreement, intending to be legally bound hereby, the Adviser agrees as follows:

The Adviser hereby agrees to waive a portion of its advisory fee for a period to commence on March 1, 2016 and continue through July 31, 2018, such that the Adviser’s advisory fee does not exceed 0.65% of the Fund’s average daily net assets.

This Agreement may not be assigned by the Adviser without the prior consent of the Trust. This Agreement shall automatically terminate upon the termination of the Advisory Agreement or, with respect to the Fund, in the event of merger or liquidation of the Fund. This Agreement may be terminated at any time by the Board of Trustees of the Trust, but may not be terminated by the Adviser during the term of this Agreement.

Emerging global advisors, llc

By: /s/ Robert C. Holderith
Name and Title:	Robert C. Holderith
President